EXHIBIT 4(e)

OLD KENT FINANCIAL CORPORATION

Stock Option Plan
For Optionholders of
Pinnacle Banc Group, Inc.

          Old Kent Financial Corporation ("Old Kent") is a party to a certain Agreement and Plan of Merger between Pinnacle Banc Group, Inc. ("Pinnacle"), Old Kent, and OKFC Merger Corporation dated as of March 18, 1999, as amended (the "Plan of Merger"), pursuant to which OKFC Merger Corporation, a wholly owned subsidiary of Old Kent, will be merged (the "Merger") with and into Pinnacle and Pinnacle will be subsequently liquidated and dissolved.

          Pinnacle has previously issued certain stock options under the Pinnacle Banc Group, Inc. 1990 Incentive Stock Option Plan (the "Pinnacle Plan"). Pursuant to the Plan of Merger, each stock option issued and outstanding under the Pinnacle Plan immediately prior to the effective time of the Merger (each, an "Unexercised Option") will become an option to purchase that number of shares of Old Kent Common Stock, $1 par value ("Old Kent Common Stock"), equal to the number of shares of Pinnacle Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio provided in the Plan of Merger (the "Exchange Ratio"), rounded to the nearest whole share of Old Kent Common Stock.

          Old Kent has agreed to honor such options according to their terms, and to register the shares acquired upon their exercise with the Securities and Exchange Commission. This Stock Option Plan has been adopted by Old Kent's Board of Directors for the purpose of fulfilling those obligations.

          1.     Establishment of Plan. Old Kent hereby establishes this Stock Option Plan for Optionholders of Pinnacle Banc Group, Inc. (the "Plan") for the benefit of persons who were holders of stock options of Pinnacle issued pursuant to the Pinnacle Plan and who have had their options converted into options ("Options") to purchase shares of Old Kent Common Stock pursuant to the Plan of Merger. The Options will be held pursuant to the terms and conditions set forth herein. This Plan shall be known as the "Old Kent Financial Corporation Stock Option Plan for Optionholders of Pinnacle Banc Group, Inc."

          2.     Purpose of the Plan. The purposes of the Plan are to fulfill the conditions of Section 2.8 of the Plan of Merger and to preserve the availability of pooling of interests accounting for the Merger. This Plan shall on all occasions be interpreted, construed and implemented in a manner consistent with those purposes.

          3.     Incorporation of Pinnacle Plan by Reference. The Pinnacle Plan is hereby assumed, adopted and incorporated in its entirety herein by reference and shall be deemed continued by Old Kent, subject to the following:

                    A.     References to "Pinnacle" or "Company" in the Pinnacle Plan and option agreements entered into pursuant thereto shall refer to Old Kent.

                    B.     The number of shares of Old Kent Common Stock subject to this Plan shall be equal to the aggregate number of shares of Old Kent Common Stock which would have been received if all holders of Unexercised Options outstanding at the effective time of the Merger had exercised such options in their entirety immediately prior to the effective time of the Merger.

                    C.     The Acquisition Committee of Old Kent's Board of Directors shall administer the Plan.

                    D.     Other than as necessary to accomplish the conversion of Unexercised Options under the Pinnacle Plan into Options under this Plan, no further Options or other awards shall be granted under this Plan.

          4.     Eligibility. Persons who are or were employees of Pinnacle and its affiliates who are holders of Unexercised Options issued under the Pinnacle Plan shall be the only recipients of Options under this Plan.

          5.     Conversion of Unexercised Options. Upon consummation of the Merger, existing Unexercised Options held by employees of Pinnacle shall automatically become Options to purchase Old Kent Common Stock under this Plan and continue under their terms. Each such Unexercised Option shall become, at the effective time of the Merger, an Option to purchase that number of shares of Old Kent Common Stock equal to the number of shares of Pinnacle Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio, rounded to the nearest whole share. The exercise price per share under the Option shall be equal to the exercise price per share of the Pinnacle Common Stock that was purchasable under each Unexercised Option, divided by the Exchange Ratio (rounded to the nearest whole cent).

          Each option that is an "incentive stock option" as defined in Section 422 of the Internal Revenue Code shall be adjusted as required by Section 424 of the Internal Revenue Code and the regulations issued thereunder so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424 of the Internal Revenue Code.

          6.     Effective Date of Plan. This Plan shall take effect at the effective time of the Merger.